SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders

A special meeting of Credit Suisse Global Technology Fund, Inc.'s (the "Fund") shareholders was held on October 9, 2002 to approve a sub-investment advisory agreement among the Fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management (Australia) Limited. The results of the votes tabulated at the special meeting are reported below.

For:	     3,106,344.75 shares
Against:	38,001.14 shares
Abstain:	36,924.64 shares